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                       FILING PURSUANT TO RULE 425 OF THE
                       SECURITIES ACT OF 1933, AS AMENDED

                       FILER: NORTHROP GRUMMAN CORPORATION

                       SUBJECT COMPANY: TRW INC. NO 1-2384

                   FILING: REGISTRATION STATEMENT ON FORM S-4
                          (REGISTRATION NO. 333-83672)

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. capital stock for Northrop Grumman Corporation stock. These documents contain important information. TRW Inc. shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7520.

The directors, certain executive officers and other employees and representatives of Northrop Grumman Corporation may be deemed to be participants in the solicitation of proxies of TRW Inc. shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Inc. Shareholders and a Special Meeting of TRW Inc. Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman Corporation has filed preliminary materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman Corporation's proxy materials contain important information and should be read by TRW Inc. shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

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The text of the following press release was issued by TRW Inc. on February 22,
2002.

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TRW Statement Concerning Unsolicited Proposal By Northrop Grumman

CLEVELAND, Feb. 22 /PRNewswire-FirstCall/ -- TRW Inc. (NYSE: TRW - news) acknowledged receipt from Northrop Grumman of an unsolicited proposal of $47 in Northrop common stock for each share of TRW common stock. TRW's Board of Directors will address the Northrop proposal in order to determine the appropriate course, which will serve the best interests of TRW's shareholders and other constituencies. Shareholders need take no action at this time.

(Photo: http://www.newscom.com/cgi-bin/prnh/20020222/CLF007 )
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TRW finds it regrettable that Northrop Grumman has chosen to make this proposal immediately following the unexpected departure of its former Chief Executive Officer, David Cote, and the aberrationally low stock price that resulted.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

Contact
Judy Wilkinson or
Barrett Godsey
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

    Jay McCaffrey, TRW Media

    216-291-7179

    Ron Vargo, TRW Investors

    216-291-7506